Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
August 15, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP Amendment No. 12 to Schedule TO filed in connection with Post-Effective Amendment No. 3 to Registration Statement on Form S-4 File No. 333-126068 Filed November 4, 2005
Ladies and Gentlemen:
     Set forth below is the response of Ensource Energy Income Fund LP (the “Partnership”) to comments received by telephone, as well as those contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 7, 2006, with respect to the above referenced filing. For your convenience, the comments provided by the Staff have been included before the response.
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357.

Very truly yours,
/s/ G. Michael O'Leary
G. Michael O'Leary

MEMORANDUM
Schedule TO
1. It would appear that your offer was scheduled to expire on July 31, 2006 and yet this amendment was not filed until August 3, 2006. Therefore, absent an extension, it would appear that your offer lapsed before this amendment was filed. Was this filing intended to amend the prior offer? Or did you intend to commence a new offer? Please advise.
     Response: We apologize for the confusion. It is our intent to amend the prior offer, and we did so prior to the expiration of that prior offer with the press release issued by the Partnership on July 31, 2006. That press release announced the term of the revised offer and established August 25, 2006 as the new expiration date. We believe that in accordance with Rule 14e-1(d) the press release extended the offer. We filed the amendment to our Schedule TO after the release had been made.
Item 10. Financial Statements
2. We note your indication that the Bidders “do not believe that the financial statements of Lehman or the Ospraie Partners are material to a NGT depositary unitholder’s decision” to tender into the offer. Please advise us as to the basis for your belief.
     Response: Both Lehman and the Ospraie Parties are investors in the general partner of the Partnership, with a commitment to contribute only a finite amount to the general partner. They are not committing their full financial capacity to either the Partnership or the general partner. Inclusion of their financial statements would, we believe, be misleading to investors since they have each committed only to make only a small investment to the general partner relative to the financial “size” of each of the firms and have made no further commitments to provide funding to the general partner after the initial funding is completed. Furthermore, after the closing of the tender offer, Lehman and the Ospraie Parties will only have certain approval rights and the right to designate directors to general partner’s board of directors. The financial performance of Lehman and the Ospraie Parties will not impact the operations or financial results of the Partnership. Accordingly, we respectfully submit that the financial statements of Lehman and the Ospraie Parties are not material to potential investors in the Partnership.
Exhibit (a)(1)(A)
3. You state that the letter of transmittal contains certain statements that may include forward-looking statements “within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.” We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplemental to the Division of corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please ensure that you delete this statement in future communications to security holders.
     Response: We will comply in the future.